                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               IIC INDUSTRIES INC.
                       (Name of Subject Company (Issuer))

                               CP Holdings Limited
                               IIC Industries Inc.
                             Kenyon Phillips Limited
                        Kenyon Phillips Acquisition, LLC
                              Sir Bernard Schreier

                            (Names of Filing Persons)

                     Common Stock, Par Value $0.25 Per Share
                         (Title of Class of Securities)

                                   449-628-205
                      (CUSIP Number of Class of Securities)

                                 Mr. Paul Filer
                     Executive Director, CP Holdings Limited
                                 Otterspool Way
                             Watford, Hertfordshire
                            United Kingdom, WD25 8JP
                               011 44 192 325 0500
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                           Samuel F. Ottensoser, Esq.
                 Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP
                              101 East 52nd Street
                            New York, New York 10022
                                  (212)752-9700

                            CALCULATION OF FILING FEE
                ------------------------------------------------
                Transaction valuation*     Amount of filing fee**
                     $9,544,720.50               $1,908.94
                ------------------------------------------------

* For purposes of calculating amount of filing fee only. This calculation assumes the purchase of all outstanding shares of common stock, par value $0.25 per share, of IIC Industries Inc. not currently owned by Kenyon Phillips Acquisition, LLC, at a purchase price of $10.50 per share, to the seller in cash, without interest.

** The amount of the filing fee calculated in accordance with Regulation 2400.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $1,908.94      Filing party:     IIC Industries Inc.

Form or Registration No.:  SC PREM 14A    Date filed:       February 5, 2002

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_] third party tender offer subject to Rule 14d-1.
     [_] issuer tender offer subject to Rule 13e-4.
     [X] going-private transaction subject to Rule 13e-3.
     [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

                             INTRODUCTORY STATEMENT

          This Transaction Statement on Schedule 13E-3 (the "Statement") relates to a going-private transaction of IIC Industries Inc., a Delaware corporation (the "Company"). The going-private transaction was preceded by a tender offer (the "Offer") commenced by CP Holdings Limited, a corporation formed under the laws of the United Kingdom ("CP Holdings"), on October 15, 2001. Pursuant to the Offer, CP Holdings offered to purchase all the outstanding shares of common stock, $0.25 par value, of the Company not owned by CP Holdings, Kenyon Phillips Limited, a corporation formed under the laws of the United Kingdom, or Kenyon Phillips Acquisition, LLC, a limited liability company formed under the laws of the State of Delaware (such entities, including Sir Bernard Schreier, the Chairman of CP Holdings, the "Affiliates"), through its wholly-owned subsidiary Kenyon Phillips Acquisition, LLC (such non-Affiliate shares, the "Shares"). Kenyon Phillips Acquisition, LLC purchased 300,064, or approximately 5.3%, of the shares of the Company's common stock in the Offer, which Offer closed on December 19, 2001. At the time of the Offer Kenyon Phillips Limited owned approximately 78.8% of the issued and outstanding shares of the Company's common stock. On January 31, 2002, (i) CP Holdings assigned and transferred to Kenyon Phillips Limited all right and title to the member interests of Kenyon Phillips Acquisition, LLC owned by CP Holdings, and (ii) Kenyon Phillips Acquisition, LLC issued Kenyon Phillips Limited member interests in exchange for the transfer of all of the shares of the Company's common stock owned by Kenyon Phillips Limited, both of which resulted in CP Holdings beneficially owning, through Kenyon Phillips Acquisition, LLC, approximately 84.1% of the outstanding shares of the Company's common stock.

         CP Holdings intends to complete the going-private transaction pursuant to a merger whereby the Company will be merged with and into Kenyon Phillips Acquisition, LLC or a wholly-subsidiary of Kenyon Phillips Acquisition, LLC formed for the purpose of effectuating the going-private transaction . Non-affiliated stockholders of the Company will receive a net cash payment of $10.50 per Share (the "Per Share Amount"), the same sum as the consideration paid in the Offer. In the merger (the "Merger"), the Shares will be converted into the right to receive the Per Share Amount, unless the holders of such Shares perfect their rights of appraisal as provided by Delaware law. The Company filed a preliminary proxy statement on Schedule PREM14A (the "Schedule 14A") on February 5, 2002 with respect to the meeting of stockholders at which approval for the proposal to effectuate the Merger will be sought (the "Meeting").

         The information in the Schedule 14A, including all schedules, exhibits and annexes thereto, is hereby expressly incorporated herein by reference in response to all the Items of this Statement, except as otherwise set forth below.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the Schedule 14A filed on February 5, 2002 under the captions "QUESTIONS AND ANSWERS ABOUT THE MEETING" and "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) Name and Address. The name of the Company is IIC Industries Inc., which is the issuer of the shares of common stock subject to the going-private transaction. The Company's principal executive offices are located at 171 Madison Avenue, Suite 200, New York, New York 10016. The telephone number of the Company is (212) 889-7201.

(b) Securities. The securities which are the subject of the going-private transaction are the Company's common stock, $0.25 par value (the "Shares"). As of February 7, 2002, there were 5,693,472 Shares issued and outstanding, of which the Affiliates beneficially owned 4,784,451. The information set forth in the Schedule 14A under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated by reference.

(c) Trading Market and Price. The Shares are traded on the Nasdaq SmallCap Market under the symbol "IICR." Trading in the Shares has been extremely limited and sporadic. The Shares are not listed for trading on any stock exchange. The information set forth in the Schedule 14A under the caption "PROPOSAL 1:
APPROVAL OF THE MERGER -- INFORMATION ABOUT THE COMPANY -- Market Price of and Dividends on the Common Stock and Related Matters" is incorporated herein by reference.

(d) Dividends. The information set forth in the Schedule 14A under the caption "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE COMPANY -- Market Price of and Dividends on the Common Stock and Related Matters" is incorporated herein by reference

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. The information set forth in the Schedule 14A under the caption "PROPOSAL 1: APPROVAL OF THE MERGER -- SPECIAL FACTORS -- Prior Stock Purchases" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS

(a) 1. Name and Address. The Company is a filing person and the subject company of the Merger. Its address is 171 Madison Avenue, Suite 200, New York, New York 10016 with a telephone number of (212) 889-7201. Reference is made to the information set forth in the Schedule 14A under the caption "PROPOSAL 1:
APPROVAL OF THE MERGER -- INFORMATION ABOUT THE PARTIES TO THE TRANSACTION -- Identity and Background," which is incorporated herein by reference.

(a) 2. Names and Addresses of the Other Filing Persons. The following are also filing persons:

--------------------------------------------------------------------------------

NAME                              ADDRESS                    TELEPHONE NUMBER
--------------------------------------------------------------------------------
CP Holdings Limited       Otterspool Way, Watford,
                          Hertfordshire,
                          United Kingdom WD25 8JP           011 44 192 325 0500
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

NAME                              ADDRESS                    TELEPHONE NUMBER
--------------------------------------------------------------------------------
Kenyon Phillips Limited   Otterspool Way, Watford,
                          Hertfordshire,
                          United Kingdom WD25 8JP           011 44 192 325 0500
--------------------------------------------------------------------------------
Kenyon Phillips
  Acquisition, LLC        171 Madison Avenue, Suite 200
                          New York, NY 10016                (212) 889-7201
--------------------------------------------------------------------------------
Sir Bernard Schreier      c/o CP Holdings Limited
                          Otterspool Way, Watford,
                          Hertfordshire,
                          United Kingdom WD25 8JP           011 44 192 325 0500
--------------------------------------------------------------------------------

(b) Business and Background of Entities. Kenyon Phillips Acquisition, LLC (the "Acquisition Company") is a wholly-owned subsidiary of Kenyon Phillips Limited, in turn a wholly-owned subsidiary of CP Holdings Limited (collectively referred to herein, including Sir Bernard, as the "Affiliates"). Reference is made to the information set forth in the Schedule 14A under the caption "PROPOSAL 1:
APPROVAL OF THE MERGER -- INFORMATION ABOUT THE PARTIES TO THE TRANSACTION -- Identity and Background," which is incorporated herein by reference.

(c) Business and Background of Natural Persons. Sir Bernard is the Chairman of CP Holdings. Reference is made to the information set forth in the Schedule 14A under the caption "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE PARTIES TO THE TRANSACTION -- Identity and Background," which is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

(a) 2. Material Terms. The information set forth in the Schedule 14A under the captions "SUMMARY," "QUESTIONS AND ANSWERS ABOUT THE MEETING," "DISSENTERS' RIGHTS OF APPRAISAL," "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Summary Term Sheet," "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- The Tender Offer," "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Material Terms of the Merger," "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Terms of the Merger Agreement," "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Certain United States Federal Income Tax Consequences," "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Accounting Treatment of the Merger" and "PROPOSAL 1:
APPROVAL OF THE MERGER -- SPECIAL FACTORS -- Purposes, Alternatives, Reasons and Effects of the Merger" is incorporated herein by reference.

(c) Different Terms. None.

(d) Appraisal Rights. The information set forth in the Schedule 14A under the captions "SUMMARY," "QUESTIONS AND ANSWERS ABOUT THE MEETING," "DISSENTERS' RIGHTS OF APPRAISAL" "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Summary Term Sheet," "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Material Terms of the Merger," "PROPOSAL 1:
APPROVAL OF THE MERGER -- SPECIAL FACTORS -- Purposes, Alternatives, Reasons and Effects of the Merger" and "EXHIBIT B - Section 262 of the Delaware Genera l Corporation Law" is incorporated herein by reference.

(e) Provisions for Unaffiliated Stockholders. No provisions for unaffiliated stockholders to have access to the Company's corporate files or to obtain counsel or appraisal services at its expense has been made. Unaffiliated stockholders are asked to contact Ms. Fortunee F. Cohen, the Company's Secretary, with any questions about the Company's business and Samuel Ottensoser, Esq., of Gersten, Savage, Kaplowitz, Marcus & Wolf, LLP, corporate counsel to the Company, with any questions about the Merger; however, access to corporate files or reimbursement of counsel or appraisal services will not be provided. The information in the Schedule 14A under the caption "PROPOSAL 1 -- SPECIAL FACTORS --

Fairness of the Merger" is incorporated by reference.

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Transactions. The information set forth in the Schedule 14A under the caption "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Past Contacts, Transactions and Agreements" is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the Schedule 14A under the caption "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Past Contacts, Transactions and Agreements" is incorporated herein by reference.

(c) Negotiations of Contacts. The information set forth in the Schedule 14A under the caption "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Past Contacts, Transactions and Agreements" is incorporated herein by reference.

(e) Agreements Involving the Company's Securities. There are no agreements between the Company, or its officers or directors, and the Affiliates, or any of their officers or directors, relating to the securities of the Company; however, the Company and the Affiliates intend to enter into the Agreement and Plan of Merger (the "Merger Agreement") attached to the Schedule 14A as Exhibit A subsequent to the Meeting, subject to stockholder approval thereof. The information in the Schedule 14A set forth under the captions "PROPOSAL 1:
APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION - - Material Terms of the Merger," "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION - - Terms of the Merger Agreement" and "EXHIBIT A - AGREEMENT AND PLAN OF MERGER" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b) Use of Securities. The information set forth in the Schedule 14A under the captions "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Material Terms of the Merger," "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Terms of the Merger Agreement" and "PROPOSAL 1: APPROVAL OF THE MERGER -- SPECIAL FACTORS -- Purposes, Alternatives, Reasons and Effects of the Merger" is incorporated herein by reference.

(c) Plans. The information set forth in the Schedule 14A under the captions "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Material Terms of the Merger," "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Terms of the Merger Agreement" and "PROPOSAL 1: APPROVAL OF THE MERGER -- SPECIAL FACTORS -- Purposes, Alternatives, Reasons and Effects of the Merger" is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) Purposes. The information set forth in the Schedule 14A under the caption "PROPOSAL 1: APPROVAL OF THE MERGER -- SPECIAL FACTORS -- 1. Purposes, Alternatives, Reasons and Effects of the Merger" is incorporated herein by reference.

(b) Alternatives. The information set forth in the Schedule 14A under the caption "PROPOSAL 1: APPROVAL OF THE MERGER -- SPECIAL FACTORS -- 1. Purposes, Alternatives, Reasons and Effects of the Merger" is incorporated herein by reference.

(c) Reasons. There is no particular reason why the Company and the Affiliates are undertaking this transaction at this time as opposed to any other time. The information set forth in the Schedule 14A under the caption "PROPOSAL 1:

APPROVAL OF THE MERGER -- SPECIAL FACTORS -- 1. Purposes, Alternatives, Reasons and Effects of the Merger" is incorporated herein by reference.

(d) Effects. The information set forth in the Schedule 14A under the captions "INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON," "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE PARTIES TO THE TRANSACTION -- Summary Term Sheet," "PROPOSAL 1: -- APPROVAL OF THE MERGER -- INFORMATION ABOUT THE PARTIES TO THE TRANSACTION -- Material Terms of the Merger," "PROPOSAL 1:
APPROVAL OF THE MERGER -- INFORMATION ABOUT THE PARTIES TO THE TRANSACTION -Terms of the Merger Agreement, "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE PARTIES TO THE TRANSACTION -- Certain United States Federal Income Tax Consequences," and "PROPOSAL 1: APPROVAL OF THE MERGER -- SPECIAL FACTORS -- 1. Purposes, Alternatives, Reasons and Effects of the Merger" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE GOING-PRIVATE TRANSACTION

(a) Fairness. The information set forth in the Schedule 14A under the caption "PROPOSAL 1: APPROVAL OF THE MERGER -- SPECIAL FACTORS -- Fairness of the Merger" is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the
Schedule 14A under the caption "PROPOSAL 1: APPROVAL OF THE MERGER -- SPECIAL FACTORS -- Fairness of the Merger" is incorporated herein by reference.

(c) Approval of Stockholders. Approval of at least a majority of the unaffiliated stockholders is not required.

(d) Unaffiliated Representative. None. The Per Share Amount is identical to the price at which the Offer was made. The Company retained Jesup & Lamont Capital Markets, Inc. to render a fairness opinion, attached as Exhibit C to the
Schedule 14A (the "Fairness Opinion"), to assist the Company's independent director in his evaluation of the Tender Offer. The information set forth in the
Schedule 14A under the caption "PROPOSAL 1: APPROVAL OF THE MERGER -- SPECIAL FACTORS -- Fairness of the Merger" is incorporated herein by reference.

(e) Approval of Directors. The Board of the Company, including its independent director, has approved the Merger Agreement and all transactions and developments contemplated thereby. The information set forth in the Schedule 14A under the caption "PROPOSAL 1: APPROVAL OF THE MERGER -- SPECIAL FACTORS -- Fairness of the Merger" is incorporated herein by reference.

(f) Other Offers. Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a) Report, opinion or appraisal.

         The Company retained Jesup & Lamont Capital Markets, Inc. ("Jesup") to furnish the Independent Director a Fairness Opinion in connection with the Offer. The Per Share Amount is identical to the price at which the shares of the Company's common stock were tendered for in the Offer. The information set forth in the Schedule 14A under the captions "PROPOSAL 1: APPROVAL OF THE MERGER -- SPECIAL FACTORS -- Fairness of the Merger" and "PROPOSAL 1: APPROVAL OF THE MERGER -- SPECIAL FACTORS -- Reports, Opinions, Appraisals or Negotiations" is incorporated herein by reference.

(b) Preparer and Summary of the Fairness Opinion

         The identity of the preparer of the Fairness Opinion is Jesup & Lamont Capital Markets, Inc. ("Jesup"). Jesup is an investment banking firm that provides a full range of corporate finance, capital markets and financial advisory services to its clients. Jesup regularly engages in the valuation of businesses, assets, and securities as part of its merger and acquisitions advisory services and in connection with negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes.

         A resolution appointing Jesup to prepare the Fairness Opinion was unanimously approved by the Company's Board. No material relationship existed between Jesup or its affiliates and the Company or the Affiliates, none has since developed and none is mutually understood to be contemplated.

Summary of the Fairness Opinion

         (i) The Company did not limit the scope of the investigation conducted in the preparation of the Fairness Opinion.

         (ii) The Company engaged Jesup to render a Fairness Opinion, to advise the Independent Director whether, from a financial point of view, the price at which CP Holdings was offering to purchase the Shares was fair to the unaffiliated holders. The Fairness Opinion was prepared in order to assist the Independent Director of the Company in evaluating the terms of the Offer.

         (iii) In conducting its analysis and arriving at its opinion, Jesup considered all financial and other information as it deemed appropriate. With respect to the financial and other information obtained by it from the Company or other sources, Jesup assumed, without independent verification, the accuracy and completeness of such information. The Fairness Opinion was based upon Jesup's interpretation of market, economic and certain industry specific conditions as they existed as of September 10, 2001, and was based, to a large extent, on management's projections and underlying assumptions regarding future performance of the Company's businesses, and management's knowledge of the Company's businesses, without seeking independent verification of the reasonableness of these assumptions. The Fairness Opinion does not address the relative merits of the Offer or the "going-private" transaction as compared to alternative transactions in which the Company might have engaged. No independent evaluation or appraisal of the assets or liabilities of the Company was made by Jesup.

         (iv) The methodology applied by Jesup consisted of (a) the comparison of the Company, from a financial point of view, with companies that Jesup considered to be generally comparable, (b) the comparison of each of the Company's subsidiaries with recent business combinations and asset or merger transactions with companies that Jesup considered to be generally comparable, and (c) a discounted cash flow analysis using an estimated cost of capital for each business segment, developed with management's integrated financial forecasts for the Company with base and growth scenarios for each business segment as well as application of probability factors for achieving the outcome for each of the separate scenarios.

         (v) It was the opinion of Jesup that the offer price of $10.50 per share, net to the seller in cash, without interest, was fair and reasonable from a financial point of view to the unaffiliated stockholders of the Shares.

         (vi) Based on the foregoing, the offer price of $10.50 per share, net to the seller in cash, without interest, was recommended by the Independent Director and ratified by the Board of CP Holdings.

         The Fairness Opinion is attached to the Schedule 14A as Exhibit C and incorporated herein by reference.

         (c) Availability of Documents. The Fairness Opinion is attached hereto as Exhibit C.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) Source of Funds. The information set forth in the Schedule 14A under the captions "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Material Terms of the Merger" and "PROPOSAL 1: APPROVAL OF THE MERGER -- SPECIAL FACTORS -- Purposes, Alternatives, Reasons and Effects of the Merger" is incorporated herein by reference.

(b) Conditions. Not applicable.

(c) Expenses. The information set forth in the Schedule 14A under the caption "PROPOSAL 1: APPROVAL OF THE MERGER - INFORMATION ABOUT THE TRANSACTION -- Fees and Expenses" is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership. The information set forth in the Schedule 14A under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Schedule 14A under the caption "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- The Tender Offer" is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION

(d) Intent to Tender or Vote in a Going-Private Transaction. CP Holdings, the controlling beneficial stockholder of the Company, has indicated that it will cause the shares of common stock of the Company held of record by the Acquisition Company to be voted in favor of the proposal to approve the Merger Agreement and all transaction s and developments contemplated thereby. The information set forth in the Schedule 14A under the caption "PROPOSAL 1:
APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Material Terms of the Merger" is incorporated herein by reference.

(e) Recommendations of Others. None. The Board of the Company has approved the Merger Agreement and recommended to its stockholders that they vote in favor of the Merger Agreement. The information set forth in the Schedule 14A under the captions "QUESTIONS AND ANSWERS ABOUT THE MEETING," "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Summary Term Sheet," and "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Material Terms of the Merger" is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS

(a) The Company's financial statements contained in its Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "Commission") on April 17, 2001, the Form 10-K/A filed with the Commission on April 20, 2001 and the Company's Quarterly Reports on Form 10-Q filed with the Commission on May 21, 2001, August 20, 2001 and November 20, 2001 as attached to the Schedule14A as Exhibits D, E and F, respectively, are incorporated herein by reference.

ITEM 14. PERSONS RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or Recommendations. The information set forth in the Schedule 14A under the captions "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Reports, Opinions, Appraisals and Negotiations" and "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Fees and Expenses" is incorporated herein by reference.

(b) Employees and Corporate Assets. Other than certain officers of the Affiliates, no officers, employees or corporate assets of the Company have been or will be employed or used by CP Holdings or the Company in connection with the Merger.

ITEM 15. ADDITIONAL INFORMATION

(b) Other material information.

ITEM 16. EXHIBITS

(a) Agreement and Plan of Merger
(b) None
(c) Fairness Opinion
(d) Agreement and Plan of Merger (Please see Exhibit (a))
(e) None
(f) Appraisal Rights of Dissenting Stockholders under Delaware General Corporation Law
(g) None
(h) None

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-3 is true, complete and correct.


         CP Holdings Limited


         By: /s/ Sir Bernard Schreier
           ---------------------------
         Name:  Sir Bernard Schreier
         Title: Chairman

         IIC Industries Inc.


         By: /s/ Sir Bernard Schreier
           ---------------------------
         Name:  Sir Bernard Schreier
         Title: Chairman

         Kenyon Phillips Limited


         By: /s/ Sir Bernard Schreier
           ---------------------------
         Name:  Sir Bernard Schreier
         Title: Director

         Kenyon Phillips Acquisition, LLC


         By: /s/ Paul Filer
           ---------------------------
         Name:  Paul Filer
         Title: President


         By: /s/ Sir Bernard Schreier
           ---------------------------
         Name:    Sir Bernard Schreier


Date: February 12, 2002

                                                                       Exhibit A


                          AGREEMENT AND PLAN OF MERGER


                                  BY AND AMONG


                              CP HOLDINGS LIMITED,


                            KENYON PHILLIPS LIMITED,


                        KENYON PHILLIPS ACQUISITION, LLC


                                       AND


                               IIC INDUSTRIES INC.


                         DATED AS OF FEBRUARY ___, 2002

                                TABLE OF CONTENTS



ARTICLE I - THE MERGER

Section 1.01  The Merger..................................................................................A-6
Section 1.02  Closing.....................................................................................A-6
Section 1.03  Effective Time..............................................................................A-6
Section 1.04  Effect of the Merger........................................................................A-7
Section 1.05  Certificate of Formation; Operating Agreement; and Officers.................................A-7
Section 1.06  Further Actions.............................................................................A-7
Section 1.07  Conversion..................................................................................A-8
Section 1.08  Dissenting Public Shares....................................................................A-8
Section 1.09  Payment For Certificates....................................................................A-9

ARTICLE II - REPRESENTATIONS AND WARRANTIES OF THE COMPANY
 .........
Section 2.01  Organization, Standing and Power............................................................A-10
Section 2.02  Capitalization..............................................................................A-11
Section 2.03  Authority for Agreement.....................................................................A-11
Section 2.04  Fairness Opinion and Approval by the Independent Director...................................A-11
Section 2.05  SEC Reports; Financial Statements...........................................................A-12
Section 2.06  Governmental Consent........................................................................A-13
Section 2.07  Compliance with Applicable Laws.............................................................A-13
Section 2.08  Title to Properties; Liens..................................................................A-13
Section 2.09  Material Contracts..........................................................................A-13
Section 2.10  Tax Returns and Payments....................................................................A-13
Section 2.11  Brokers and Finders.........................................................................A-14
Section 2.12  Litigation..................................................................................A-14
Section 2.13  Board Approval..............................................................................A-14
Section 2.14  Full Disclosure.............................................................................A-14

ARTICLE III - REPRESENTATIONS AND WARRANTIES OF CP HOLDINGS, AND/OR KENYON PHILLIPS LIMITED, AND/OR THE
ACQUISITION COMPANY
 .........
Section 3.01  Organization, Standing and Power............................................................A-15
Section 3.02  Capitalization..............................................................................A-15
Section 3.03  Authority for Agreement.....................................................................A-16
Section 3.04  Schedule TO/13E-3 and Schedule 14D-9........................................................A-16
Section 3.05  Governmental Consent........................................................................A-16
Section 3.06  Compliance with Applicable Laws.............................................................A-16
Section 3.07  Brokers and Finders.........................................................................A-17
Section 3.08  Board/Managing Member Approval..............................................................A-17
Section 3.09  Financing...................................................................................A-17
Section 3.10  Full Disclosure.............................................................................A-17


ARTICLE IV - CERTAIN COVENANTS AND AGREEMENTS

Section 4.01  Conduct of Business.........................................................................A-17
Section 4.02  Announcement................................................................................A-18
Section 4.03  Notification of Certain Matters.............................................................A-19
Section 4.04  Access......................................................................................A-19
Section 4.05  Reasonable Best Efforts.....................................................................A-19
Section 4.06  Compliance by CP Holdings, Kenyon Phillips Limited and the Acquisition Company..............A-20
Section 4.07  Continuation of Directors and Officers Liability Insurance..................................A-20
Section 4.08  Indemnification.............................................................................A-20

ARTICLE V - CONDITIONS PRECEDENT
 .........
Section 5.01 Conditions Precedent to the Parties' Obligations.............................................A-20
Section 5.02  Conditions to the Obligations of CP Holdings, Kenyon Phillips Limited
and the Acquisition Company...............................................................................A-21
Section 5.03 Conditions Precedent to the Obligations of the Company.......................................A-22

ARTICLE VI - TERMINATION, AMENDMENT AND WAIVER

Section 6.01  Termination.................................................................................A-23
Section 6.02  Effect of Termination.......................................................................A-23
Section 6.03  Amendment...................................................................................A-23
Section 6.04  Waiver......................................................................................A-24

ARTICLE VII - MISCELLANEOUS
 .........
Section 7.01  Non-survival of Representations and Warranties..............................................A-24
Section 7.02  Expenses....................................................................................A-24
Section 7.03  Applicable Law..............................................................................A-24
Section 7.04  Notices.....................................................................................A-25
Section 7.05  Entire Agreement............................................................................A-26
Section 7.06  Assignment..................................................................................A-26
Section 7.07  Headings; References........................................................................A-26
Section 7.08  Counterparts................................................................................A-26
Section 7.09  No Third Party Beneficiaries................................................................A-26
Section 7.10  Severability; Enforcement...................................................................A-26

EXHIBITS

Merger Certificate........................................................................................A-1-1

                          AGREEMENT AND PLAN OF MERGER

         AGREEMENT AND PLAN OF MERGER dated as of February __, 2002 (the "Agreement") among CP Holdings Limited, a corporation formed under the laws of the United Kingdom ("CP Holdings"), Kenyon Phillips Limited, a corporation formed under the laws of the United Kingdom and a wholly-owned subsidiary of CP Holdings ("Kenyon Phillips Limited"), Kenyon Phillips Acquisition, LLC, a limited liability company formed under the laws of the State of Delaware and a wholly-owned subsidiary of Kenyon Phillips Limited (the "Acquisition Company"), IIC Industries Inc., a corporation formed under the laws of the State of Delaware (the "Company") and, potentially, a wholly-owned subsidiary of the Acqusition Company formed for the purposes of effectuating the transactions contemplated hereby (the "Acquisition Company II" or, collectively with the Acquisition Company, the "Acquiring Entity," where appropriate). CP Holdings, Kenyon Phillips Limited, the Acquisition Company, the Acquisition Company II and the Company are referred to herein individually as a "Party" and collectively as the "Parties."

                                    PREAMBLE

          WHEREAS, CP Holdings has made a cash tender offer (the "Offer") through the Acquisition Company in compliance with the applicable provisions of the Exchange Act (as herein defined) and the rules and regulations promulgated under the Exchange Act to acquire all of the shares of Common Stock (as defined herein) of the Company not beneficially owned by CP Holdings at a price of $10.50 per share (the "Per Share Amount") net to the seller in cash and has purchased 300,064 such shares thereby;

          WHEREAS, Kenyon Phillips Limited is the record owner of none of the Common Stock but the beneficial owner, through its wholly-owned subsidiary the Acquisition Company, of 84.1% of the Common Stock;

          WHEREAS, the Acquisition Company is the record owner of approximately 84.1% of the Common Stock;

          WHEREAS, CP Holdings is the beneficial owner, through Kenyon Phillips Limited and the Acquisition Company, of approximately 84.1% of the Common Stock;

         WHEREAS, CP Holdings has assigned, conveyed, transferred and delivered to Kenyon Phillips Limited and Kenyon Phillips Limited has acquired from CP Holdings, all right, title and interest in and to the member interests of the Acquisition Company owned by CP Holdings (the "Acquisition Company Assignment");

         WHEREAS, the Acquisition Company has issued to Kenyon Phillips Limited member interests in exchange for the transfer of all of the shares of Common Stock in the Company owned by Kenyon Phillips Limited;

         WHEREAS, CP Holdings may in its sole discretion cause the Acquisition Company II to be formed and to be the entity into which the Company is merged;

          WHEREAS, CP Holdings has proposed to acquire all of the issued and outstanding shares of Common Stock not beneficially owned by CP Holdings (the "Public Shares") pursuant to a merger transaction whereby, upon the terms and subject to the conditions of this Agreement and in accordance with the GCL (as herein defined) and the LLCA (as defined herein), the Company shall be merged with and into the Acquiring Entity (the "Merger");

         WHEREAS, the Parties intend that the Merger qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and it is intended that this Agreement shall qualify as a "plan of reorganization" within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).

         NOW, THEREFORE, in consideration of the mutual representations, warranties and agreements contained in this Agreement, the Parties agree as follows:

                               CERTAIN DEFINITIONS

         As used in this Agreement, the following terms shall have the meanings set forth below:

"Applicable Law" means any domestic or foreign law, statute, regulation, rule, policy, guideline or ordinance applicable to the businesses of the Parties, the Merger and/or the Parties.

"Common Stock" mean the common stock of the Company, par value $0.25 per share.

"Dollar" and "$" means lawful money of the United States of America.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"GAAP" means generally accepted accounting principles in the United States of America as promulgated by the American Institute of Certified Public Accountants and the Financial Accounting Standards Board or any successor Institutes concerning the treatment of any accounting matter.

"GCL" means the Delaware General Corporation Law

"Knowledge" means actual knowledge of a particular fact or matter.

"LLCA" means the Delaware Limited Liability Company Act.

"Material Adverse Effect" with respect to any entity or group of entities means any event, change or effect that has or would have a materially adverse effect on the financial condition, business or results of operations of such entity or group of entities, taken as a whole.

"Person" means any individual, corporation, partnership, trust or unincorporated organization or a government or any agency or political subdivision thereof.

"Securities Act" means the Securities Act of 1933, as amended.

"Tax" (and, with correlative meaning, "Taxes" and "Taxable") means:

         (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll employment, excise, severance, stamp, occupation, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever together with any interest or any penalty, addition to tax or additional amount imposed by any governmental entity (a "Tax Authority") responsible for the imposition of any such tax (domestic or foreign), and

         (ii) any liability for the payment of any amounts of the type described in clause (i) above as a result of being a member of an affiliated, consolidated, combined or unitary group for any Taxable period, and

         (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) above as a result of any express or implied obligation to indemnify any other person.

"Tax Return" means any return, statement, report or form, including, without limitation, estimated Tax Returns and reports, withholding Tax Returns and reports and information reports and returns required to be filed with respect to Taxes.

                                    ARTICLE I
                                   THE MERGER

SECTION 1.01 THE MERGER.

         Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the GCL and the LLCA, at the Effective Time (as defined herein), the Company shall be merged with and into the Acquiring Entity, the separate existence of the Company shall cease and the Acquiring Entity shall continue as the surviving entity of the Merger (the "Surviving Entity").

SECTION 1.02 CLOSING.

         The closing of the Merger (the "Closing") will take place at the offices of Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP, counsel to the Company, at 101 East 52nd Street, New York, NY 10022, on the day immediately following the satisfaction or waiver of the conditions precedent set forth in
Article V or at such other date as the Company and CP Holdings shall agree (the "Closing Date").

SECTION 1.03 EFFECTIVE TIME.

         On the Closing Date, the Parties shall cause the Merger to be consummated by filing, and the Merger shall become effective immediately upon the filing, of a certificate of merger (the "Merger Certificate") with the Secretary of State of the State of Delaware in substantially the form attached hereto as Exhibit A executed in accordance with the relevant provisions of the GCL and LLCA. The Merger shall become effective at the time such Merger Certificate is filed with the Secretary of State of the State of Delaware (the "Effective Time"). The date on which the Effective Time occurs is referred to as the "Effective Date."

SECTION 1.04    EFFECT OF THE MERGER.

         At and after the Effective Time, the Merger shall be effective as provided in the applicable provisions of the GCL and LLCA. The existence of the Acquiring Entity, as the Surviving Entity, with all of its purposes and powers, shall continue unaffected and unimpaired by the Merger, and, as the Surviving Entity, it shall be governed by the laws of the State of Delaware and succeed to all rights, assets, liabilities and obligations of the Company in accordance with the GCL and LLCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Acquiring Entity and the Company shall vest in the Surviving Entity, and all debts, liabilities and duties of the Acquiring Entity and the Company shall become the debts, liabilities and duties of the Surviving Entity. The separate existence and corporate organization of the Company shall cease at the Effective Time and thereafter the Acquiring Entity and the Company shall be a single entity, to wit, the Surviving Entity.

SECTION 1.05  CERTIFICATE OF FORMATION; OPERATING AGREEMENT; AND OFFICERS.

Pursuant to the Merger:

         (i) The Certificate of Formation and Operating Agreement of the Acquiring Entity as in effect immediately prior to the Effective Time shall be the Certificate of Formation and Operating Agreement of the Surviving Entity following the Merger, except that the Operating Agreement of the Acquisition Company shall be amended so that Kenyon Phillips Limited shall be designated as the (a) sole member, and (b) managing member of the Acquisition Company.

         (ii) The officers of the Surviving Entity following the Merger shall be those persons listed on Schedule 1.05(ii), until the earlier of their death, resignation or removal or until their respective successors are duly appointed and qualified.

SECTION 1.06  FURTHER ACTIONS.

         If at any time after the Effective Time, the Surviving Entity shall consider or be advised that any further assignment or assurances or any other things that are necessary or desirable to vest, perfect or confirm, of record or otherwise, in the Surviving Entity, the title to any property or right of the Company acquired or to be acquired by reason of or as a result of the Merger, the Company and its officers and directors in office immediately prior to the Effective Time shall use commercially reasonable efforts to execute and deliver, or cause to be executed and delivered, all such proper deeds, assignments and assurances and do all things reasonably necessary and proper to vest, perfect or confirm title to such property or rights in the Surviving Entity and otherwise carry out the purpose of this Agreement, and the officers of the Surviving Entity are fully authorized in the name of the Company or otherwise to take any and all such action with the same effect as if such persons were officers of the Company.

SECTION 1.07  CONVERSION.

         As of the Effective Time, by virtue of the Merger and without any action on the part of the Company, CP Holdings, Kenyon Phillips Limited, the Acquisition Company, or the holders of the Public Shares:

         (i) MEMBERSHIP INTERESTS OF THE ACQUISITION COMPANY. Except as contemplated in this Agreement, each member interest of the Acquisition Company, which is issued and outstanding immediately prior to the Effective Time, shall remain a member interest of the Acquisition Company, which member interest will be either (a) a membership interest in the Acquisition Company as the Surviving Entity or, in the event that the Acquisition Company II is formed, (b) a membership interest in the Acquisition Company as the sole owner of the Surviving Entity.

         (ii) CONVERSION OF PUBLIC SHARES. Each Public Share which is issued and outstanding immediately prior to the Effective Time shall be converted into and become a right to receive the Per Share Amount in cash and shall automatically be canceled and retired and shall cease to exist. Each holder of a certificate representing any such Public Share shall, to the extent such certificate represents such shares, cease to have any rights with respect to such shares, except the right to receive the Per Share Amount allocable to the shares represented by such certificate upon surrender of such certificate in accordance with Section 1.09.

         (iii) CANCELLATION OF COMMON STOCK. Any shares of Common Stock that are owned immediately prior to the Effective Time by the Acquisition Company or the Acquisition Company II and all shares of Common Stock held as treasury shares shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange for such shares.

SECTION 1.08  DISSENTING PUBLIC SHARES.

         Notwithstanding anything in this Agreement to the contrary, Public Shares outstanding immediately prior to the Effective Time which are held by a stockholder who has properly exercised appraisal rights thereto, in accordance with Section 262 of the GCL ("Dissenting Shares"), shall not be converted into a right to receive the Per Share Amount, unless such holder fails to perfect or withdraws or otherwise loses such holder's right to appraisal, if any. If, after the Effective Time, such holder fails to perfect or withdraws or loses any such right to appraisal, each such Public Share of such holder shall be treated as a share that had been converted as of the Effective Time into the right to receive the Per Share Amount, without interest, in accordance with Section 1.07(ii). The Company hereby agrees to give the Acquisition Company or the Acqusition Company
II:

         (i) Prompt notice of any demands for appraisal of any Public Shares received by the Company; and

         (ii) The opportunity to participate in and direct all negotiations and proceedings with respect to any such demands. The Company shall not, without the prior written consent of the Acquiring Entity, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

SECTION 1.09   PAYMENT FOR CERTIFICATES.

         (i) PAYING AGENT. American Stock Transfer and Trust Company shall be appointed to act as paying agent (the "Paying Agent") for the payment of the Per Share Amount to the holders of the Public Shares. As of the Effective Time, CP Holdings shall have deposited with the paying agent, for the benefit of the holders of Public Shares for exchange in accordance with Section 1.07(ii), the aggregate Per Share Amount payable in exchange for outstanding Public Shares (the "Fund").

         (ii) PAYMENT PROCEDURES. Promptly after the Effective Time, the Paying Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Public Shares whose shares were converted into the right to receive cash pursuant to Section 1.07(ii) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates representing such Public Shares shall pass, only upon delivery of the certificates representing such Public Shares to the Paying Agent and shall be in such form and have such other provisions as the Paying Agent may reasonably specify), and instructions for use in effecting the surrender of the certificates representing such Public Shares, in exchange for the Per Share Amount. Upon surrender to the Paying Agent of a certificate or certificates representing Public Shares and acceptance thereof by the Paying Agent, the holder thereof shall be entitled to the aggregate Per Share Amount into which the number of Public Shares previously represented by such certificate or certificates surrendered shall have been converted pursuant to this Agreement. The Paying Agent shall accept such certificates upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. After the Effective Time, there shall be no further transfer on the records of the Company or its transfer agent of certificates representing Public Shares and if such certificates are presented to the Company for transfer, they shall be canceled against delivery of the Per Share Amount allocable to the Public Shares represented by such certificate or certificates to the record holder. If any Per Share Amount is to be remitted to a name other than that in which the certificate for the Public Share surrendered for payment is registered, it shall be a condition of such payment that the certificate so surrendered shall be properly endorsed, with signature guaranteed, or otherwise in proper form for transfer and that the person requesting such payment shall pay to the Company or its transfer agent any transfer or other taxes required by reason of the payment of the Per Share Amount to a name other than that of the registered holder of the certificate surrendered, or establish to the satisfaction of the Company or its transfer agent that the tax has been paid or is not applicable. Until surrendered as contemplated by this Section 1.09, each certificate for Public Shares shall be deemed at any time after the Effective Time to represent only the right to receive upon surrender the Per Share Amount allocable to the shares represented by such certificates. No interest will be paid or will accrue on any amount payable as a Per Share Amount. Subject to completion of the documentation referred to above, the Per Share Amount shall be paid to holders of the Public Shares.

         (iii) NO FURTHER OWNERSHIP RIGHTS IN THE COMPANY CAPITAL STOCK. The Per Share Amount paid upon the surrender for exchange of certificates representing Public Shares shall be deemed to have been paid in full satisfaction of all rights pertaining to the Public Shares represented by such certificates.

         (iv) TERMINATION OF FUND. Any portion of the Fund (including any interest and other income received by the Paying Agent in respect of all such funds) which remains undistributed to the holders of the certificates representing Public Shares for six months after the Effective Time shall be delivered to the Surviving Entity, upon demand, and any holders of Public Shares prior to the Merger who have not theretofore complied with this Section 1.09 shall thereafter look only to the Surviving Entity and CP Holdings and only as general creditors thereof for payment of their claim for the Per Share Amount to which they may be entitled.

         (v) NO LIABILITY. No party to this Agreement shall be liable to any Person in respect of any amount from the Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

         (vi) LOST CERTIFICATES. In the event any certificate or certificates representing Public Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate or certificates to be lost, stolen or destroyed, the Paying Agent will issue in exchange for such lost, stolen or destroyed certificate the Per Share Amount deliverable in respect thereof as determined in accordance with this Section 1.9, provided that the Person to whom the Per Share Amount is paid shall, as a condition precedent to payment, indemnify the Paying Agent, the Surviving Entity and CP Holdings in an agreement reasonably satisfactory to the Surviving Entity and CP Holdings against any claim that may be made against the Paying Agent, the Surviving Entity and/or CP Holdings with respect to the certificate claimed to have been lost, stolen or destroyed and/or provide an indemnity bond in such amount as is reasonably required by the Surviving Entity and CP Holdings.

                                   ARTICLE II
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         Except as set forth in the schedules to this Agreement, disclosure in any one of which shall apply to any and all representations and warranties made in this Agreement, and except as otherwise disclosed in writing to CP Holdings, Kenyon Phillips Limited and the Acquisition Company, the Company hereby represents and warrants to CP Holdings, Kenyon Phillips Limited and the Acquisition Company as follows:

SECTION 2.01  ORGANIZATION, STANDING, AND POWER.

         The Company is a company duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has corporate power and authority to conduct its business as presently conducted by it and to enter into and perform this Agreement and to carry out the transactions contemplated by this Agreement. The Company is duly qualified to do business as a foreign corporation doing business in each state in which it owns or leases real property and where the failure to be so qualified and in good standing would have a Material Adverse Effect on the Company or its business. Except as disclosed on Schedule 2.01 hereto, the Company does not have any material ownership interest in any corporation, partnership

(general or limited), limited liability company or other entity, whether foreign or domestic (collectively such ownership interests including capital stock).

SECTION 2.02  CAPITALIZATION.

         The authorized capital stock of the Company consists of 7,200,000 shares of Common Stock. As of the date of this Agreement, there were 5,693,472 issued and outstanding shares of Common Stock and 649,752 shares of Common Stock held as treasury shares. Except as disclosed on Schedule 2.02 hereto, no shares of Common Stock have been reserved for issuance to any person, and there are no other outstanding rights, warrants, options or agreements for the purchase of capital stock from the Company except as provided in this Agreement. Except as disclosed on Schedule 2.02 hereto, no Person is entitled to any rights with respect to the issuance or transfer of the Common Stock. The outstanding shares of Common Stock are validly issued, fully paid, non-assessable, and have been issued in compliance with all state and Federal securities laws or other Applicable Law.

SECTION 2.03  AUTHORITY FOR AGREEMENT.

         The execution, delivery, and performance of this Agreement by the Company has been duly authorized by all necessary corporate action, except for the approval of the Company's stockholders, and this Agreement, upon its execution by the Parties, will constitute the valid and binding obligation of the Company enforceable against it in accordance with and subject to its terms, except as enforceability may be affected by bankruptcy, insolvency or other laws of general application affecting the enforcement of creditors' rights. Except as set forth above or in Schedule 2.03 attached hereto, the execution and consummation of the transactions contemplated by this Agreement and compliance with its provisions by the Company will not violate any provision of Applicable Law and will not conflict with or result in any breach of any of the terms, conditions, or provisions of, or constitute a default under, the Company's Certificate of Incorporation or By-Laws, as the case may be and in each case as amended, or, in any material respect, any indenture, lease, loan agreement or other agreement or instrument to which the Company is a party or by which it or any of its properties are bound, or any decree, judgment, order, statute, rule or regulation applicable to the Company except to the extent that any breach or violation of any of the foregoing would not constitute or result in a Material Adverse Effect on the Company taken as a whole.

SECTION 2.04  FAIRNESS OPINION AND APPROVAL BY THE INDEPENDENT DIRECTOR.

         The independent director of the Company (the "Independent Director") has:

         (i) Opined that the transactions contemplated by this Agreement, by reference to the Offer, are fair and reasonable from a financial point of view as they relate to the stockholders (other than CP Holdings, Kenyon Phillips Limited or the Acquisition Company) of the Company (the "Public Stockholders"); and

         (ii) Determined that the Offer and the Merger, from a financial point of view, are fair to and in the best interests of the Public Stockholders.

The Independent Director has received the opinion, dated September 10, 2001 (the "Fairness Opinion"), of Jesup & Lamont Capital Markets, Inc. ("Jesup") to the effect that the consideration to be received by the Public Stockholders in the Offer is fair to such stockholders from a financial point of view. (A copy of the opinion has been delivered to CP Holdings.) Based on such opinion, and such other factors as he deemed relevant, the Independent Director has taken all of the actions set forth in clauses in (i) and (ii) above.

SECTION 2.05   SEC REPORTS; FINANCIAL STATEMENTS

         (i) The Company has made available to each of CP Holdings, Kenyon Phillips Limited and the Acquisition Company (through reference to documents filed with the Securities Exchange Commission ("SEC") by its Electronic Data Gathering Analysis and Retrieval ("EDGAR") or otherwise) a correct and complete copy of each report, schedule, registration statement and definitive proxy statement filed by the Company with the SEC since December 31, 1998 (the "SEC Reports"), which are all the forms, reports and documents (other than preliminary material) required to be filed by the Company with the SEC since December 31, 1998. With the exception of any Forms 3, 4, and 5 and any Schedule 13D filed by the Company on behalf of the Company's stockholders, the SEC Reports (a) were prepared in compliance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (b) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

         (ii) Neither the Schedule 14D-9 (the solicitation statement), nor the Schedule TO/13E-3 (including the amendments thereto), nor any of the information supplied by the Company for inclusion or incorporation by reference into the documents relating to the Offer (the "Offer Documents"), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

         (iii) Each set of consolidated financial statements (including, in each case, any related notes thereto) contained in the SEC Reports was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and except that unaudited statements do not contain footnotes in substance or form required by GAAP, as is permitted by the Exchange Act).

         (iv) To the Knowledge of the Company, except as disclosed in the consolidated financial statements contained in the SEC Reports, there has been no material change in the financial condition, operations or business of the Company since December 31, 2001.

         (v) Except as otherwise disclosed in the consolidated financial statements contained in the SEC Reports, the Company does not have any material liabilities.

SECTION 2.06 GOVERNMENTAL CONSENT.

         Except as may be required by the Securities Act, the Exchange Act or state securities commissions or as otherwise expressly provided in this Agreement, no material consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any governmental authority or court of competent jurisdiction is required on the part of the Company in connection with the execution and delivery of this Agreement, or the consummation of the transactions contemplated by this Agreement.

SECTION 2.07  COMPLIANCE WITH APPLICABLE LAWS.

         To the Knowledge of the Company, the business of the Company has not been, and is not being, conducted in violation of any Applicable Law, except for possible violations which individually or in the aggregate have not had and are not reasonably likely to have a Material Adverse Effect. No investigation or review by any governmental entity with respect to the Company is pending or, to the Knowledge of the Company, threatened, nor has any governmental entity indicated an intention to conduct the same, except for investigations or reviews which individually or in the aggregate would not have, nor be reasonably likely to have, a Material Adverse Effect.

SECTION 2.08  TITLE TO PROPERTIES; LIENS.

         Except as disclosed on Schedule 2.08 hereto, the Company owns no real property. To the Knowledge of the Company, all of its assets, except those disposed of or licensed in the ordinary course of business, are free and clear of all liens (for the purposes of this section, "liens" do not include licenses granted by the Company to third-parties relating to the intellectual property owned or used by the Company), security interests, charges and encumbrances, except (i) as disclosed on the SEC Reports, (ii) liens for current taxes not yet due and payable, (iii) liens in favor of any lessor with respect to material capital lease obligations disclosed in Schedule 2.08 attached hereto, (iv) such imperfections of title or zoning restrictions, easements or encumbrances, if any, as do not materially interfere with the present use of such property or assets, and (vi) liens which arise by operation of Applicable Law.

SECTION 2.09  MATERIAL CONTRACTS.

         Except for: (i) contracts with clients and other contracts executed by the Company in the ordinary course of business; (ii) employment agreements with officers; and (iii) other material contracts which are listed on Schedule 2.09 attached hereto, the Company is not a party to or bound by any material contracts. Except as disclosed on Schedule 2.09 all material contracts to which the Company is a party are, to its Knowledge, enforceable in accordance with their respective terms, and to its Knowledge, the Company is not in violation of, nor has it received notice of being in violation of, such material contracts.

SECTION 2.10  TAX RETURNS AND PAYMENT.

         To the Knowledge of the Company and except as set forth on Schedule 2.10, the

Company has filed all material Tax Returns required to be filed by it and has paid all Taxes shown thereon to be due, except as reflected in the SEC Reports and except for Taxes being contested in good faith. To the Knowledge of the Company and except as disclosed in the SEC Reports, there is no material claim for Taxes that is a lien against the property of the Company other than liens for taxes not yet due and payable. To the Knowledge of the Company and except as set forth on Schedule 2.10, the Company has not received written notification of any audit of any Tax Return of the Company being conducted or pending by a Tax Authority where an adverse determination would have a Material Adverse Effect on the Company, no extension or waiver of the statute of limitations on the assessment of any taxes has been granted by the Company which is currently in effect, and the Company is not a party to any written agreement with any Tax Authority, which to the Company's Knowledge, may result in the payment of any material amount in excess of the accrual and reserve for taxes reflected on the SEC Reports.

SECTION 2.11 BROKERS AND FINDERS.

         The Company has not employed any broker, finder, advisor or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to a broker's, finder's or similar fee or commission in connection therewith or upon the consummation thereof, other than a fee paid to Jesup in connection with the issuance of the Fairness Opinion.

SECTION 2.12 LITIGATION

         Except as otherwise disclosed in writing to CP Holdings, Kenyon Phillips Limited and/or the Acquisition Company, the Company has not received notice of any material action, suit or proceeding, or governmental inquiry or investigation, pending or threatened against the Company, which, if adversely determined, would have a Material Adverse Effect upon the Company taken as a whole.

SECTION 2.13  BOARD APPROVAL.

         The Board of Directors of the Company has approved this Agreement and the transactions contemplated hereby.

SECTION 2.14  FULL DISCLOSURE.

         The SEC Reports and the representations and warranties of the Company contained in Article II of this Agreement or to be furnished in or in connection with documents mailed or delivered to the stockholders of the Company in connection with soliciting their consent to this Agreement, do not contain or will not contain, any untrue statement of a material fact, or omit to state a material fact required to be stated herein or therein or necessary to make the statements herein or therein, in the light of the circumstances under which they were made, not misleading.

                                   ARTICLE III
              REPRESENTATIONS AND WARRANTIES OF CP HOLDINGS, AND/OR
             KENYON PHILLIPS LIMITED, AND/OR THE ACQUISITION COMPANY

         Except as set forth in the schedules to this Agreement, disclosure in any one of which shall apply to any and all representations and warranties made in this Agreement, and except as otherwise disclosed in writing to the Company, CP Holdings and/or Kenyon Phillips Limited and/or the Acquisition Company hereby represent and warrant to the Company as follows:

SECTION 3.01  ORGANIZATION, STANDING, AND POWER.

         (i) CP Holdings is a corporation duly formed, validly existing and in good standing under the laws of the United Kingdom, and has full corporate power and authority to conduct its business as presently conducted by it and to enter into and perform this Agreement and to carry out the transactions contemplated by this Agreement. CP Holdings is duly qualified to do business as a foreign corporation doing business in each state or other jurisdiction in which it owns or leases real property and where the failure to be so qualified and in good standing would have a Material Adverse Effect

         (ii) Kenyon Phillips Limited is a corporation duly formed, validly existing and in good standing under the laws of the United Kingdom, and has full corporate power and authority to conduct its business as presently conducted by it and to enter into and perform this Agreement and to carry out the transactions contemplated by this Agreement. Kenyon Phillips Limited is duly qualified to do business as a foreign corporation doing business in each state or other jurisdiction it owns or leases real property and where the failure to be so qualified and in good standing would have a Material Adverse Effect. Except for its beneficial ownership interest in the Company and its ownership of the Acquisition Company, Kenyon Phillips does not have any ownership interest in any corporation, partnership (general or limited), limited liability company or other entity, whether foreign or domestic (collectively such ownership interests including capital stock).

         (iii) The Acquisition Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware, and has full company power and authority to conduct its business as presently conducted by it and to enter into and perform this Agreement and to carry out the transactions contemplated by this Agreement. The Acquisition Company is duly qualified to do business as a foreign limited liability company doing business in each state or other jurisdiction it owns or leases real property and where the failure to be so qualified and in good standing would have a Material Adverse Effect. Except for its ownership interest in the Company, the Acquisition Company does not have any ownership interest in any corporation, partnership (general or limited), limited liability company or other entity, whether foreign or domestic (collectively such ownership interests including capital stock).

SECTION 3.02  CAPITALIZATION.

         As of the date of this Agreement were 4,484,388 issued and outstanding member interests of the Acquisition Company. Except as disclosed on Schedule
3.02 hereto, no person is entitled
to any rights with respect to the issuance or transfer of the member interests. The member interests of the Acquisition Company have been issued in compliance with all Applicable Law.

SECTION 3.03  AUTHORITY FOR AGREEMENT.

         The execution, delivery and performance of this Agreement by CP Holdings, Kenyon Phillips Limited and the Acquisition Company has been duly authorized by all necessary corporate or company action, as the case may be, and this Agreement constitutes the valid and binding obligation of each of CP Holdings, Kenyon Phillips Limited and the Acquisition Company, enforceable against them in accordance with its terms, except as enforceability may be affected by bankruptcy, insolvency or other laws of general application affecting the enforcement of creditors' rights. The execution and consummation of the transactions contemplated by this Agreement and compliance with its provisions by CP Holdings, Kenyon Phillips Limited and the Acquisition Company will not violate any provision of Applicable Law and will not conflict with or result in any breach of any of the terms, conditions, or provisions of, or constitute a default under, their Memorandum of Association, Articles of Association, Certificate of Formation or Operating Agreement, as the case may be, or, in any material respect, any indenture, lease, loan agreement or other agreement instrument to which any of CP Holdings, Kenyon Phillips Limited and the Acquisition Company is a party or by which they or any of their properties are bound, or any decree, judgment, order, statute, rule or regulation applicable to each of CP Holdings, Kenyon Phillips Limited and the Acquisition Company except to the extent that any breach or violation of any of the foregoing would not constitute or result in a Material Adverse Effect.

SECTION 3.04  SCHEDULE TO/13E-3 AND SCHEDULE 14D-9.

         None of the information supplied in writing by CP Holdings, Kenyon Phillips Limited or the Acquisition Company for inclusion or incorporation by reference in the Schedule TO/13E-3 (the tender offer document) and the Schedule 14D-9 (or any amendment thereof or supplement thereto), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

SECTION 3.05  GOVERNMENTAL CONSENT.

         Except as otherwise expressly provided in this Agreement or as disclosed on Schedule 3.05 hereof, no material consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any governmental authority or court of competent jurisdiction is required on the part of CP Holdings, Kenyon Phillips Limited or the Acquisition Company in connection with the execution and delivery of this Agreement, or the consummation of the transactions contemplated hereby.

SECTION 3.06  COMPLIANCE WITH APPLICABLE LAWS.

         To the Knowledge of CP Holdings, Kenyon Phillips Limited and the Acquisition Company, the businesses of CP Holdings, Kenyon Phillips Limited and the Acquisition

Company have not been, and are not being, conducted in violation of any Applicable Law, except for possible violations which individually or in the aggregate have not had and are not reasonably likely to have a Material Adverse Effect. No investigation or review by any governmental entity with respect to CP Holdings, Kenyon Phillips Limited and the Acquisition Company is pending or, to the Knowledge of CP Holdings, Kenyon Phillips Limited and the Acquisition Company, threatened, nor has any governmental entity indicated an intention to conduct the same, except for investigations or reviews which individually or in the aggregate would not have, nor be reasonably likely to have, a Material Adverse Effect.

SECTION 3.07  BROKERS AND FINDERS.

         None of CP Holdings, Kenyon Phillips Limited and the Acquisition Company has incurred, nor will any of them incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement, other than liabilities to the Exchange Agent incurred in connection herewith.

SECTION 3.08 BOARD/MANAGING MEMBER APPROVAL.

         The Board of Directors of each of CP Holdings and Kenyon Phillips Limited has approved this Agreement and the transactions contemplated hereby. The managing member of the Acquisition Company has approved this Agreement and the transactions contemplated hereby.

SECTION 3.09  FINANCING.

         CP Holdings will have at the Closing sufficient funds to perform its obligations under this Agreement.

SECTION 3.10 FULL DISCLOSURE.

         The representations and warranties of CP Holdings, Kenyon Phillips Limited and the Acquisition Company contained in this Article III of this Agreement or to be furnished in or in connection with documents mailed or delivered to the stockholders of the Company in connection with soliciting their consent to this Agreement, do not contain or will not contain, any untrue statement of a material fact, or omit to state a material fact required to be stated herein or therein or necessary to make the statements herein or therein, in the light of the circumstances under which they were made, not misleading.

                                   ARTICLE IV
                        CERTAIN COVENANTS AND AGREEMENTS

SECTION 4.01  CONDUCT OF BUSINESS.

         From the date of this Agreement to the Effective Time, the Company covenants and agrees to do, except as otherwise expressly contemplated by this Agreement or consented to in writing by CP Holdings, the following:

         (i) ORDINARY COURSE. The Company shall operate the business conducted by it in the ordinary and usual course and shall use its reasonable efforts to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with material customers and suppliers and others having business dealings with it to the end that its goodwill and on-going business shall be unimpaired at the Effective Time.

         (ii)     ACCOUNTING PRINCIPLES; LIABILITIES. The Company shall not:

                  (a) Change any of the accounting principles or practices used by it, except as may be required as a result of a change in law or in GAAP; or

                  (b) Pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or un-asserted, contingent or otherwise), other than the payment, discharge, or satisfaction in the ordinary course of business and consistent with past practice.

         (iii) EMPLOYEE BENEFITS; EXECUTIVE COMPENSATION. Except for actions made in the ordinary course of business consistent with past practice, the Company shall not increase the compensation payable to or become payable to its directors, officers or employees, pay any bonus, grant any severance or termination pay to, or enter into or amend any employment or severance agreement with, any director, officer or other employees of the Company, establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees, materially change any actuarial assumption or other assumption used to calculate funding obligations with respect to any pension or retirement plan, or change the manner in which contributions to any such plan are made or the basis on which such contributions are determined, except, in each case, as may be required by law or contractual commitments which are existing as of the date of this Agreement.

         (iv) OTHER BUSINESS. Except for such actions as may be required by law, the Company shall not take any action that will result in any of the representations and warranties of the Company set forth in this Agreement becoming untrue or in any of the conditions precedent to the Merger set forth in
Article V not being satisfied.

SECTION 4.02  ANNOUNCEMENT.

         Neither the Company, on the one hand, nor any of CP Holdings, Kenyon Phillips Limited or the Acquisition Company, on the other hand, shall issue any press release or otherwise make any public statement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other (which consent shall not be unreasonably withheld), except as may be required by applicable law or stock exchange regulation. Notwithstanding anything in this Section 4.02 to the contrary, CP Holdings and the Company will, to the extent practicable, consult with each other before issuing, and provide each other the opportunity to review and comment upon, any such press release or other public statements with respect to this Agreement and the transactions contemplated hereby whether or not required by Applicable Law.

SECTION 4.03  NOTIFICATION OF CERTAIN MATTERS.

         The Company shall give prompt notice to CP Holdings, Kenyon Phillips Limited and the Acquisition Company, and CP Holdings, Kenyon Phillips Limited and the Acquisition Company shall give prompt notice to the Company, of:

         (i) The occurrence, or nonoccurrence, of any event the occurrence, or nonoccurrence, of which would be reasonably likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time; and

         (ii) Any material failure of the Company or CP Holdings, Kenyon Phillips Limited and/or the Acquisition Company, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

SECTION 4.04  ACCESS.

         Between the date of this Agreement and the Effective Time, the Company shall afford the officers, employees, accountants, counsel, financing sources and other representatives of CP Holdings full access to all of its properties, books, contracts, commitments and records and during such period, the Company shall furnish promptly to CP Holdings:

         (i) A copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws; and

         (ii) All other information concerning its business, properties and personnel as CP Holdings may reasonably request.

SECTION 4.05  REASONABLE BEST EFFORTS.

         Before Closing, upon the terms and subject to the conditions of this Agreement, CP Holdings, Kenyon Phillips Limited, the Acquisition Company and the Company agree to use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable (subject to applicable laws) to consummate and make effective the Merger and other transactions contemplated by this Agreement as promptly as practicable including, but not limited to:

         (i) The preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger, including without limitation, a proxy statement, and the other approvals, consents, orders, exemptions or waivers by any third party or governmental entity;

         (ii) The preparation of any disclosure documents requested by CP Holdings to facilitate financing of any of the transactions contemplated by this Agreement;

         (iii) The potential formation of the Acquisition Company II; and

         (iv) The satisfaction of the other Parties' conditions precedent to Closing.

SECTION 4.06 COMPLIANCE BY CP HOLDINGS, KENYON PHILLIPS LIMITED AND THE ACQUISITION COMPANY.

         CP Holdings shall, and shall cause Kenyon Phillips Limited, the Acquisition Company and, potentially, the Acquisition Company II to, comply with all of its and their obligations under this Agreement, including without limitation, the completion of the assignment transaction between CP Holdings and the Acquisition Company and exchange transaction between Kenyon Phillips Limited and the Acquisition Company.

SECTION 4.07 CONTINUATION OF DIRECTORS AND OFFICERS LIABILITY INSURANCE .

         From and after the Effective Time, CP Holdings will provide each individual who served as a director or officer of the Company at the Effective Time with liability insurance for a period of thirty-six months after the Effective Time no less favorable in coverage and amount than any applicable insurance in effect immediately prior to the Effective Time.

SECTION 4.08 INDEMNIFICATION

         After the Effective Time, CP Holdings and the Surviving Entity shall indemnify, to the extent permissible under Applicable Law, each individual director or officer of the Company at the Effective Time, against any liabilities such individual may incur in connection with the approval of and the consummation of the transactions contemplated by this Agreement.

                                    ARTICLE V
                              CONDITIONS PRECEDENT

SECTION 5.01  CONDITIONS PRECEDENT TO THE PARTIES' OBLIGATIONS.

         The obligations of the Parties as provided herein shall be subject to each of the following conditions precedent, unless waived by both CP Holdings and the Company:

         (i) STOCKHOLDER APPROVAL. This Agreement and the Merger shall have received the requisite approval of the stockholders of the Company.

         (ii) ABSENCE OF CERTAIN LITIGATION. No action or proceeding shall be threatened or pending before any governmental entity, court of competent jurisdiction or other authority which, in the reasonable opinion of counsel for Parties, is likely to result in a court order restraining or prohibiting the consummation of the Merger.

         (iii) REGULATORY APPROVALS. All regulatory approvals or filings necessary to consummate the Merger shall have been made as of the Closing Date.

SECTION 5.02 CONDITIONS PRECEDENT TO THE OBLIGATIONS OF CP HOLDINGS, KENYON PHILLIPS LIMITED AND THE ACQUISITION COMPANY.

         The obligations of CP Holdings, Kenyon Phillips Limited and the Acquisition Company as provided herein shall be subject to each of the following conditions precedent, unless waived by CP Holdings:

         (i) CONSENTS AND APPROVALS. The Company shall have obtained all material consents, including any material consents and waivers by the Company's lenders and other third-parties, if necessary, to the consummation of the transactions contemplated by this Agreement.

         (ii) REPRESENTATIONS AND WARRANTIES. The representations and warranties by the Company in Article II herein shall be true and accurate in all material respects on and as of the Closing Date with the same force and effect as though such representations and warranties had been made at and as of the Closing Date, except to the extent that any changes therein are specifically contemplated by this Agreement.

         (iii) PERFORMANCE. The Company shall have performed and complied in all material respects with all agreements to be performed or complied with by it pursuant to this Agreement prior at or prior to the Closing.

         (iv) PROCEEDINGS AND DOCUMENTS. All corporate and other proceedings in connection with the transactions contemplated by this Agreement and all documents and instruments incident to such transactions shall be reasonably satisfactory in substance and form to CP Holdings and its counsel, and CP Holdings and its counsel shall have received all such counterpart originals (or certified or other copies) of such documents as they may reasonably request.

         (v) ASSIGNMENTS. The Company shall have obtained all required written consents to assignment of the licenses, guarantees, contracts, patents and patent applications listed on Schedule 5.02(v) hereto assigning such licenses, contracts, patents and patent applications to the Acquiring Entity in connection with the Merger.

         (vi) CERTIFICATES OF GOOD STANDING. The Company shall have delivered to CP Holdings a certificate as to the good standing of the Company in the State of Delaware certified by the Secretary of State of the State of Delaware on or within 2 business days of the Closing Date.

         (vii) MATERIAL CHANGES. Except as contemplated by this Agreement, since the date hereof, the Company shall not have suffered a Material Adverse Effect.

         (viii) APPROVAL OF INLAND REVENUE. CP Holdings shall have obtained the approval of Inland Revenue of the United Kingdom with respect to the exchange transaction between Kenyon Phillips Limited and the Acquisition Company.

SECTION 5.03  CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE COMPANY.

         The obligation of the Company on the Closing Date as provided herein shall be subject to the satisfaction, on or prior to the Closing Date, of the following conditions precedent, unless waived by the Company:

         (i) CONSENTS AND APPROVALS. CP Holdings, Kenyon Phillips Limited and the Acquisition Company shall have obtained the consent and approval of their respective Boards of Directors and managing member, as the case may be, and all material consents, including any material consents and waivers by the their respective lenders and other third-parties, if necessary, to the consummation of the transactions contemplated by this Agreement.

         (ii) REPRESENTATIONS AND WARRANTIES. The representations and warranties by CP Holdings, Kenyon Phillips Limited and the Acquisition Company in Article III herein shall be true and accurate in all material respects on and as of the Closing Date with the same force and effect as though such representations and warranties had been made at and as of the Closing Date, except to the extent that any changes therein are specifically contemplated by this Agreement.

         (iii) PERFORMANCE. CP Holdings, Kenyon Phillips Limited and the Acquisition Company shall have performed and complied in all material respects with all agreements to be performed or complied with by them pursuant to this Agreement prior to or at the Closing.

         (iv) PROCEEDINGS AND DOCUMENTS. All corporate, company and other proceedings in connection with the transactions contemplated by this Agreement and all documents and instruments incident to such transactions shall be reasonably satisfactory in substance and form to the Company and its counsel, and the Company and its counsel shall have received all such counterpart originals (or certified or other copies) of such documents as they may reasonably request.

         (v) CERTIFICATE OF GOOD STANDING. CP Holdings shall have delivered to the Company a certificate as to the good standing of the Acquisition Company and, potentially, the Acquisition Company II in the event that it will have been formed, certified by the Secretary of State of the State of Delaware on or within 2 business days of the Closing Date.

         (vi) MATERIAL CHANGES. Except as contemplated by this Agreement, since the date hereof, none of CP Holdings, Kenyon Phillips Limited or the Acquisition Company shall have suffered a Material Adverse Effect.

          (vii) ACQUISITION COMPANY II. CP Holdings shall in its sole discretion determine whether the Company shall be merged with and into the Acquisition Company or a wholly-owned subsidiary thereof, referred to herein as the "Acquisition Company II." In the event that CP Holdings determines to form the Acquisition Company II, and have it be the Surviving Entity as contemplated hereunder, CP Holdings shall cause the Acquisition Company II to (a) join and execute this Agreement as a Party hereto, (b) be duly organized, validly existing and in good standing under the terms of the State of Delaware and (c) have the authority to enter into this Agreement upon the terms and subject to the conditions of Section 3.03 hereof.

                                   ARTICLE VI
                        TERMINATION, AMENDMENT AND WAIVER

SECTION 6.01  TERMINATION.

         This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by:

         (i) The mutual written consent of the Boards of Directors of CP Holdings, Kenyon Phillips Limited and the Company, and the managing member of the Acquisition Company;

         (ii) Either the Company on the one hand, or CP Holdings on behalf of itself, Kenyon Phillips Limited and the Acquisition Company, on the other hand, if any governmental entity or court of competent jurisdiction shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties to this Agreement shall use their reasonable efforts to lift), which restrains, enjoins or otherwise prohibits the Merger or the acceptance for payment of, or payment for, Public Shares pursuant to the Merger and such order, decree, ruling or other action shall have become final and non-appealable;

         (iii) The Company, if CP Holdings, Kenyon Phillips Limited or the Acquisition Company shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in this Agreement, and the breach cannot be or has not been cured within 15 days after the giving of written notice by the Company to CP Holdings, Kenyon Phillips Limited or the Acquisition Company, as applicable;

         (iv) CP Holdings on behalf of itself, Kenyon Phillips Limited and the Acquisition Company, if the Company shall have breached in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, and the breach cannot be or has not been cured within 15 days after the giving of written notice by CP Holdings, Kenyon Phillips Limited and the Acquisition Company to the Company; or

         (v) Without any action on the part of the Parties if required by Applicable Law.

SECTION 6.02  EFFECT OF TERMINATION.

         If this Agreement is terminated as provided in Section 6.01, written notice of such termination shall be given by the terminating Party or Parties to the other Party or Parties specifying the provision of this Agreement pursuant to which such termination is made, this Agreement shall become null and void and there shall be no liability on the part of CP Holdings, Kenyon Phillips Limited, the Acquisition Company or the Company; provided that nothing in this Agreement shall relieve any party from any liability or obligation with respect to any willful breach of this Agreement.

SECTION 6.03  AMENDMENT.

         (i) The Parties may amend this Agreement in writing; provided, however any amendment of this Agreement on behalf of the Company shall be subject to the approval of the Board of Directors of the Company, which approval shall not be unreasonably withheld.

         (ii) In the event the Parties take such action as to cause a liquidation of the Company within the meaning of Section 332 of the Code, the Parties hereby agree to adopt a "plan of liquidation," execute such other documents and take such other steps as required to qualify the transaction as a "complete liquidation" within the meaning of Section 332-1 of the Code.

SECTION 6.04  WAIVER.

         At any time before the Effective Time, CP Holdings, by action taken by its Board of Directors, on behalf of itself, Kenyon Phillips Limited and/or the Acquisition Company, may:

         (i) extend the time for the performance of any of the obligations or other acts of any other Party to this Agreement; or

         (ii) waive compliance with any of the agreements of any other Party or with any conditions to its own obligations. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party by a duly authorized officer.

                                   ARTICLE VII
                                  MISCELLANEOUS

SECTION 7.01  NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES.

         None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. All such representations and warranties will be extinguished on consummation of the Merger and none of CP Holdings, Kenyon Phillips Limited, the Acquiring Entity or the Company nor any of their officers, directors, members, employees or stockholders shall be under any liability whatsoever with respect to any such representation or warranty after such time. This Section 7.01 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

SECTION 7.02  EXPENSES.

         Except as contemplated by this Agreement, all costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated by this Agreement shall be paid by the Party incurring such expenses.

SECTION 7.03  APPLICABLE LAW.

         Except to the extent that the law of the State of Delaware is mandatorily applicable to the Merger and with respect to matters of corporate limited liability company law (which shall be governed by GCL and LLCA), this Agreement shall be governed by the laws of the State of New York as applied to agreements entered into and to be performed in such state.

SECTION 7.04  NOTICES.

         All notices and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows:

         (i) If sent by registered or certified mail in the United States, return receipt requested, upon receipt;

         (ii) If sent by reputable overnight air courier (such as Federal Express), 2 business days after being sent;

         (iii) If sent by facsimile transmission, with a copy mailed on the same day in the manner provided in clauses (i) or (ii) above, when transmitted and receipt is confirmed by telephone; or

         (iv) If otherwise actually personally delivered, when delivered.

         All notices and other communications under this Agreement shall be sent or delivered as follows:

If to the Company, to:

IIC Industries Inc.
171 Madison Avenue, Suite 200
New York, NY 10016
Telephone: (212) 889-7201
Fax: (212) 681-7431
Attention:   Ms. Fortunee F. Cohen

 with a copy to:

Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP
101 East 52nd Street
New York, NY 10022
Telephone: (212) 752-9700
Facsimile: (212) 980-5192
Attention: Mr. Samuel F. Ottensoser, Esq.

If to CP Holdings , Kenyon Phillips Limited or the Acquisition Company, to:

CP Holdings Limited
Otterspool Way
Watford, Hertfordshire

United Kingdom, WD25 8JP Telephone: 011 44 192 325 0500
Fax: 011 44 1923 221628
Attention: Mr. Paul Filer

Each Party may change its address by written notice in accordance with this Section.

SECTION 7.05  ENTIRE AGREEMENT.

         This Agreement (including the documents and instruments referred to in this Agreement) contains the entire understanding of the Parties with respect to the subject matter contained in this Agreement, and supersedes and cancels all prior agreements, negotiations, correspondence, undertakings and communications of the Parties, oral or written, respecting such subject matter.

SECTION 7.06  ASSIGNMENT.

         Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties, which consent shall not, in the event the need for the assignment arises from the formation of the Acqusition Company II, be unreasonably withheld. Subject to the immediately foregoing sentence of this Section 7.06, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the Parties and their respective successors and assigns.

SECTION 7.07  HEADINGS; REFERENCES.

         The article, section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All references herein to "Articles" or "Sections" shall be deemed to be references to Articles or Sections of this Agreement unless otherwise indicated.

SECTION 7.08  COUNTERPARTS.

         This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which shall be considered one and the same agreement.

SECTION 7.09  NO THIRD PARTY BENEFICIARIES.

         Except as otherwise contemplated by this Agreement, nothing herein is intended to confer upon any person or entity not a Party to this Agreement any rights or remedies under or by reason of this Agreement.

SECTION 7.10  SEVERABILITY; ENFORCEMENT.

         Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provisions shall be interpreted to be only so broad as is enforceable.

                       (SIGNATURES ON THE FOLLOWING PAGE)

         IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

CP HOLDINGS LIMITED



By: ____________________________________________
Name:
Title:


KENYON PHILLIPS LIMITED



By: _____________________________________________
Name:
Title:


KENYON PHILLIPS ACQUISITION, LLC



By: _____________________________________________
Name:
Title:


IIC INDUSTRIES INC.



By: _____________________________________________
Name:
Title:

                                List of Schedules
                                -----------------

  1.05(ii)          Surviving Entity - Officers                                                    1.05(ii)

  2.01              Company - Material Ownership Interests                                         2.01
  2.02              Company - Outstanding Rights, Warrants and Options                             2.02
  2.03              Company - Non-Compliance with Charter Documents and Other Instruments          2.03
  2.08              Company - Real Property and Capital Lease Obligations                          2.08
  2.09              Company - Material Contracts                                                   2.09
  2.10              Company - Taxes                                                                2.10
  3.02              Acquisition Company - Outstanding Rights                                       3.02
  3.05              CP Holdings, Kenyon Phillips Limited and Acquisition Company - Governmental    3.05
  5.02(v)           Company - Licenses, Guarantees, Contracts, Patents and Patent Applications     5.02(v)

                                SCHEDULE 1.05(ii)


                           SURVIVING ENTITY - OFFICERS

Mr. Paul Filer - President
Ms. Fortunee F. Cohen - Secretary

                                  SCHEDULE 2.01



                     COMPANY - MATERIAL OWNERSHIP INTERESTS

1. 100% of the outstanding capital stock of Israel Tractors and Equipment Company Limited

2.       99% of the outstanding capital stock of Investor RT (Hungary)

3.       51 % of the outstanding capital stock of Balton C. P. Limited

4.       12% of the capital stock of Danubius Hotel and Spa RT (Hungary)

                                  SCHEDULE 2.02


               COMPANY - OUTSTANDING RIGHTS, WARRANTS AND OPTIONS

None.

                                  SCHEDULE 2.03


      COMPANY - NON-COMPLIANCE WITH CHARTER DOCUMENT AND OTHER INSTRUMENTS

None.

                                  SCHEDULE 2.08


              COMPANY - REAL PROPERTY AND CAPITAL LEASE OBLIGATIONS

The Company is party of a month-to-month lease of its office space located at 171 Madison Avenue New York, NY 10016. The lease provides for rent payments of $2,095 per month.

                                  SCHEDULE 2.09


                          COMPANY - MATERIAL CONTRACTS

None.

                                  SCHEDULE 2.10


                                 COMPANY - TAXES

None.

                                  SCHEDULE 3.02


                    ACQUISITION COMPANY - OUTSTANDING RIGHTS

None.

                                  Schedule 3.05


   CP HOLDINGS, KENYON PHILLIPS LIMITED AND ACQUISITION COMPANY - GOVERNMENTAL
                                    CONSENT

The approval of Inland Revenue of the United Kingdom with respect to the exchange transaction between Kenyon Phillips Limited and the Acquisition Company.

SCHEDULE 5.02(V)


   COMPANY - LICENSES, GUARANTEES, CONTRACTS, PATENTS AND PATENT APPLICATIONS

Guarantees:

1.       F.I.B.I. Ltd. Jap. Yen 203M Guarantee for Investor RT

2.       F.I.B.I. Ltd. $500,000 Guarantee for Balton C.P

3.       Barclays Bank Ltd.  $1,600,000 Guarantee for Balton C.P.

Cross-Guarantees:

1.       KOOR Trade $500,000 on Balton F.I.B.I. Loan

2.       KOOR Trade $1,000,000 on Balton Mizrahi Loan

                                    EXHIBIT A



                              CERTIFICATE OF MERGER
                                       OF

                               IIC INDUSTRIES INC.
                             a DELAWARE CORPORATION

                                  WITH AND INTO

                        KENYON PHILLIPS ACQUISITION, LLC
                      A DELAWARE LIMITED LIABILITY COMPANY

Under Section 264 of the General Corporation Law of the State of Delaware

         BE IT HEREBY CERTIFIED THAT:

         1. The constituent business entities participating in the Merger herein certified are:

            (a) IIC INDUSTRIES INC., which is incorporated under the laws of the State of Delaware; and

            (b) KENYON PHILLIPS ACAUISITION, LLC, which is formed under the laws of the State of Delaware.

         2. An Agreement and Plan of Merger has been approved, adopted, certified, executed and acknowledged by each of the constituent business entities in accordance with the requirements of Section 264 of the General Corporation Law of the State of Delaware.

         3. The name of the surviving entity in the Merger is Kenyon Phillips Acquisition, LLC, which will continue its existence as said surviving entity upon the effective date of said Merger pursuant to the provisions of the General Corporation Law of the State of Delaware.

         4. The executed Agreement and Plan of Merger is on file at the following address:

                           Kenyon Phillips Acquisition, LLC.
                           171 Madison Avenue, Suite 200
                           New York, NY 10016
                           Telephone: (212) 889-7201

         5. A copy of the Agreement and Plan of Merger will be furnished by the surviving entity, on request, and without cost, to any stockholder of each of the constituent entities.



                                     A-1-1

                  IN WITNESS WHEREOF, each of the each of the constituent entities has caused this certificate to be signed by a duly authorized officer this March ___, 2002, and affirm as true the foregoing under penalties of perjury.


                                      IIC INDUSTRIES INC.


                                      By:______________________________
                                      Name:
                                      Title:





                                      KENYON PHILLIPS ACQUISITION, LLC


                                      By:_______________________________
                                      Name:
                                      Title:
                                          On behalf of Kenyon Phillips Limited,
                                               Managing Member



                                     A-1-2

                                                                      EXHIBIT C


                             PRIVATE & CONFIDENTIAL

                               September 10, 2001



Mr. Alfred L. Simon, Director
IIC Industries, Inc.
171 Madison Ave.
New York, NY 10016


     Dear Mr. Simon :

     You have advised us that IIC Industries, Inc. ("IIC Industries", or the "Company") is contemplating a tender offer (the "Proposed Transaction") by CP Holdings Ltd. ("CP Holdings" or the "Acquirer") for approximately 1,209,085 shares of Common Stock of the Company pursuant to a non-binding Letter of Intent and Term Sheet dated June 22, 2001 (the "Letter of Intent"). The purpose of the Proposed Transaction is to take the Company private by making it a wholly-owned subsidiary of CP Holdings. You have requested our opinion as to the fairness of the Proposed Transaction from a financial point of view to the Shareholders of Common Stock of IIC Industries.

     CP Holdings, through its wholly owned subsidiary, Kenyon Phillips Limited, owns approximately 78.8% of the Company's issued and outstanding common shares (the "IIC Industries Common Stock"). The Letter of Intent contemplates a tender offer by CP Holdings to purchase the remaining 21.2% of the outstanding shares (approximately 1,209,085 shares as of the date hereof) of IIC Industries Common Stock at a purchase price of $10.00 per share, net to the seller in cash, without interest. Assuming all of the shares are tendered, we estimate the value of the Proposed Transaction to be approximately $12.1 million.

     Jesup & Lamont Capital Markets, Inc., as part of its investment banking business, engages in the valuation of businesses, assets and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate, and other purposes. We have been engaged by IIC Industries' Board of Directors to render this opinion in connection with the Proposed Transaction and will receive a fee from IIC Industries for our services.

     In conducting our analysis and arriving at our opinion, we have considered such financial and other information, as we deemed appropriate including, among other things, the following:

   i) Audited consolidated annual reports and financial statements of IIC Industries Inc. and Danubius Hotel Rt. for the fiscal years ended December 31, 1999, 2000 and unaudited financial statements for the six months ending June 30, 2001.

   ii) Audited financial statements, including balance sheet, profit and loss statement and cash flow analysis for Zoko for the year ended December 31, 2000. Unaudited financial statements for the nine months ended September 30, 2000 for Israel Tractor & Equipment. Combined unaudited financials for Zoko and Israel Tractor & Equipment. Unaudited financial statements for Zoko including Israel Tractor & Equipment for the six months ended June 30, 2001.

   iii) Audited and unaudited financial statements including balance sheet, profit and loss statement and cash flow analysis for Agrimill and Kompakt for the year ended December 31, 2000 and the six months ended June 30, 2001.

   iv) Audited and unaudited financial statement including balance sheet, profit and loss statement and cash flow analysis for Balton CP Limited for the year ended December 31, 2000 and the six months ended June 30, 2001.

   v) Certain internal financial analyses and forecasts prepared by IIC and by the respective managements for the subsidiaries; which include annual budgets and forecasts for Balton, Kompakt, Danubius, Agrimill and Zoko.

   vi) Certain other financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company in addition to outside research reports for the European hospitality and lodging industry and for Danubius Hotels Rt.;

   vii) Discussions with IIC and the respective managements for each of the subsidiaries regarding business, operations, assets, financial condition and prospects. The discussions were held with: Janos Tobias VP of Finance at Danubius, Gabor Boer, Financial Director at Investor Group, Jozef Ferenc Polgar of Agrimill and the CEO of Zoko, Yossi Smirra, and the CFO of Zoko, Shaul Gilad;

   viii) Historical financial results, market valuation and common stock trading histories of certain publicly-held companies which we deemed comparable to the Company;

   ix) Form of Offer to Purchase, Form of Letter of Transmittal, Letter of Intent, a draft of Schedule TO Tender Offer Statement (together with the exhibits attached thereto, the "Tender Offer Statement") , and other information deemed relevant to our examination of the Company and the Proposed Transaction.

     We have taken into account our assessment of the general economic, market financial and other conditions, our experience with respect to similar transactions, as well as our knowledge of the industries in which IIC Industries generally operates. Our opinion is based solely on the information made available to us by the Company and conditions as of the date hereof.

     We have assumed that the Letter of Intent has not been amended and is still in full force and effort and the definitive Offer to Purchase and related documents (collectively, the "Offer to Purchase"), as well as any other documents submitted to us in draft form will be substantially in the form of the draft provided to us. We have relied upon the accuracy and completeness of all of the financial, contractual and other information provided to us by the Company for the purposes of rendering our opinion and we have not assumed any responsibility for, nor undertaken any independent verification of, such information. With respect to the financial analyses and forecasts supplied to us (including forecasts of future financial projections, forecasts of funding needed to support the current and projected financial condition of IIC Industries and subsidiaries; estimations of amounts and payment schedules of liabilities outstanding as of June 30, 2001), we have assumed that such data, analyses and forecasts were reasonably prepared based on the best currently available estimates and judgments of IIC Industries senior management as to the recent and likely future performance of its operations. Accordingly, we express no opinion with respect to the accuracy of such analyses or forecasts or the assumptions on which they are based.

     We have assumed the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostat copies, the authenticity of the originals of such copies, the legal capacity of all natural persons and the genuineness of the signatures of all natural persons.

     We have assumed that the Proposed Transaction will be consummated in accordance with the terms set forth in the Letter of Intent, and as set forth in the Tender Offer Statement and Offer to Purchase. We were not asked to consider and our opinion does not address the relative merits of the Proposed Transaction as compared to any transaction in which IIC Industries might engage. Furthermore, we have not commissioned an independent evaluation or appraisal of the assets or liabilities of and have not been furnished with any such evaluation. Therefore, we express no opinion as to the future success of either IIC, or its subsidiaries as an ongoing concern.

     Our opinion is limited to and based upon the information actually obtained by us from the Company, without any additional or independent review of records of, or pertaining to the Company, and we have not conducted any other investigation other than as specifically set forth herein.

     You are hereby entitled to reproduce this opinion, in whole but not in part, in the Company's Tender Offer Statement or as required by applicable law; provided, however, that any excerpt or reference to this opinion (including any summary thereof) in such document must be approved by us in advance in writing. Notwithstanding the foregoing, this opinion does not constitute a recommendation to you or any board member of IIC Industries to vote in favor of the Proposed Transaction. We were engaged by you to assist you in formulating your recommendation to the Board of Directors of IIC Industries with respect to the Proposed Transaction and this opinion has been rendered to you in connection with the discharge by you of your fiduciary obligations. We have advised you that we do not believe that any person (including a shareholder of IIC Industries) other than you and the Board of Directors of the Company has the legal right to rely upon this opinion for any claim arising under state law and that, should any claim be brought against us, this assertion will be raised as a defense. In the absence of this governing authority, this assertion will be resolved by the final adjudication of such issue by a court of competent jurisdiction. Resolution of this matter under state law, however, will have no effect on the rights and responsibilities of any person under federal securities laws or on your rights or responsibilities or the rights or responsibilities of IIC's Industries Board of Directors under applicable state law. Therefore the opinion may not be relied upon by any other person or entity other than the addresses hereof, and by the Board of Directors of the Company in its consideration of your recommendations.


     Based upon and subject to the foregoing, and based upon such other matters we consider relevant, it is our opinion that, as of the date hereof and based on conditions as they exist as of the date hereof, the terms and conditions set forth in the Agreement falls within the valuation range, of $7.93 to $12.70, and therefore appears fair and reasonable from a financial point of view to the Company's Shareholders of Common Stock.



                                        Very truly yours,


                                        JESUP & LAMONT CAPITAL MARKETS, INC.




                                        By:
                                            -------------------------
                                            Michael S. Zarriello,
                                            Senior Managing Director

                                                                       EXHIBIT F


262 APPRAISAL RIGHTS.--(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to ss.;228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

         (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to ss.;251 (other than a merger effected pursuant to ss.;251(g) of this title), ss.;252, ss.;254, ss.;257, ss.;258, ss.;263or ss.;264
of this title:

         (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of ss.;251 of this title.

         (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to ss.ss.251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

         a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

         b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

         c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

         d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.


         (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under ss.;253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

         (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

         (d) Appraisal rights shall be perfected as follows:

         (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

         (2) If the merger or consolidation was approved pursuant to ss.;228 or ss.;253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

         (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw 1such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

         (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

         (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

         (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that 2such stockholder is not entitled to appraisal rights under this section.

         (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

         (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

         (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

         (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 339, L. '98, eff. 7-1-98.)



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